K&L Gates llp

599 lexington avenue

New york, NY 10022-6030

T 212.536.4816 F 212.536.3901

March 6, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File No. 333-215780 Registration Statement on Form N-14

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on February 23, 2017, from the staff of the Securities and Exchange Commission (“SEC”), with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Mid Cap Stock Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Alpha Opportunities Fund (the “Acquired Fund”) (the “Reorganization”). The Registration Statement was filed with the SEC on January 27, 2017, accession no. 0001133228-17-000360.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

1.         Comment — In the Shareholder Letter, it is stated that the proposed merger is expected to allow the Acquired Fund to pursue a similar investment objective in a larger fund. The staff respectfully notes that the Acquired Fund had more assets under management than the Acquiring Fund as of August 31, 2016 according to the chart under “Comparison of Funds’ Investment Objectives, Strategies, and Policies.” Please reconcile the statement in the Shareholder Letter with the information in the comparison chart.

Response — The Trust has made the requested change. The Trust has clarified that the Reorganization will allow the Acquired Fund to pursue a similar investment objective in a larger fund after the Reorganization, as the combined fund will have more assets under management than the Acquired Fund.

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2.         Comment — Under “How the Reorganization will Work,” please explain why the Acquiring Fund will assume “substantially all” of the Acquired Fund’s liabilities, rather than “all” of the Acquiring Fund’s liabilities in connection with the Reorganization.

Response — The Trust respectfully notes that if there are any liabilities of the Acquired Fund that are not assumed by the Acquiring Fund, the Acquired Fund expects to dispose of any such liabilities prior to the Reorganization. The Trust further notes that the above referenced disclosure is also reflected in the terms contained in Section 3(f) of the Agreement and Plan of Reorganization.

3.         Comment — Under “How the Reorganization will Work,” please highlight the final bullet point stating that for U.S. federal income tax purposes, the Reorganization may result in recognition of income, gain, or loss.

Response — The Trust has made the requested change.

4.         Comment — Under “Rationale for the Reorganization,” when comparing the expense ratio of the Acquired Fund to the pro forma expense ratio of the Acquiring Fund, please disclose that the comparison is based on both net and gross expenses.

Response — The Trust has made the requested change.

5.         Comment — Under “Introduction,” please disclose that shareholders of the Acquired Fund may redeem or transfer some or all of their shares anytime before the Reorganization.

Response — The Trust has made the requested change.

6.         Comment — Under “Introduction,” please disclose the date that the Proxy/Prospectus is expected to be mailed, rather than the date the document is expected be given to shareholders, in accordance with Item 1(b) of Schedule 14A.

Response — The Trust respectfully notes that Item 1(b) of Schedule 14A requires disclosure of the approximate date that the Proxy/Prospectus is “first sent or given.” Accordingly, the Trust declines to make the requested change.

7.         Comment — Under “Introduction — Who is Eligible to Vote,” please disclose how the Trust treats voting instructions that are not timely received.

Response — The Trust has made the requested change.

8.         Comment — In the second sentence of the third paragraph after the “Comparison of Funds’ Investment Objectives, Strategies, and Policies,” please correct the reference to “the chart below” to read “the chart above.”

Response — The Trust has made the requested change.

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9.         Comment — Under “Comparison of Expenses,” please disclose whether affiliated or unaffiliated shareholders are expected to redeem $1.2 billion in net assets from the Acquired Fund. Also, please explain why the assets are being redeemed.

Response — The Trust has made the requested change. Also, the expected redemptions will be effected pursuant to asset reallocation decisions by the affiliated investors.

10.        Comment — Under “Comparison of Advisory Arrangements” for the Acquired Fund, please explain why the effective advisory fee disclosed in this section for 12 month period ended August 31, 2016, differs from the advisory fee disclosed in the fee table.

Response — The Acquired Fund’s effective advisory fee disclosed in “Comparison of Advisory Agreements” reflects all voluntary advisory fee waivers, which are not reflected in the fee table, as they may only include the effect of contractual fee waivers.

11.        Comment — Please move “Comparison of Investment Risks” so that it immediately follows the synopsis of the Funds’ principal investment strategies, as required by Item 3(c) of Form N-14.

Response — The Trust has made the requested change.

12.        Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization” please consider defining the term “closing date.”

Response — The Trust has made the requested change.

13.        Comment — Under “Board Considerations of the Reorganization” please disclose if the Board considered any adverse factors relating to the Reorganization. For example, did the Board consider the tax consequences to the Acquire Fund and expenses to be incurred by each Fund in connection with the Reorganization?

Response — The Trust respectfully notes that, based upon a review of a number of factors, including all of the eleven factors specifically described under the heading “Board Consideration of the Reorganization,” the Board of Trustees of the Trust concluded that the reorganization was in the best interests of the Acquired Fund. Specifically, as noted in the second paragraph under the heading “Board Consideration of the Reorganization” the Board considered “the tax consequences of the Reorganization” and “any direct and indirect costs to be incurred by the Acquired and Acquiring Funds as a result of the Reorganization.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

14.        Comment — Under “Board Considerations of the Reorganization,” please disclose how the Board selected the Acquiring Fund instead of other John Hancock funds for purposes of the Reorganization. The staff notes there are other funds advised by John Hancock that follow investment strategies that are similar to those of the Acquiring Fund.

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Response —The Board of Trustees of the Trust took into account many factors with respect to the Acquiring Fund, including fees, portfolio size, past performance, the similarity of the investment strategies and objectives of the funds and the continuity of management between the Acquired Fund and Acquiring Fund, which are managed by the same subadviser, Wellington Management. The Trust believes that these factors are adequately and thoroughly described Under “Board Considerations of the Reorganization.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

15.        Comment — The staff notes that the differences between the total returns of the Funds for periods ended September 30, 2016, as disclosed under “Board Consideration of the Reorganization” appear to be narrower than those for periods ended December 31, 2016, as disclosed under “Funds’ Past Performance.” Please explain the reasons for this and whether the Advisor considered presenting this additional information to the Board for its consideration of the proposed Reorganization.

Response — The Trust attributes the changes in the relative total returns of the Funds over the period from September 30, 2016 to December 31, 2016 to disparate changes in the market values of the Funds’ portfolio securities. The Trust understands that the Advisor did not believe that short-term variations in relative performance subsequent to the Board’s determination that the Reorganization was in the Acquired Fund’s best interests warranted presenting additional information to the Board.

16.        Comment — Under “Further Information on the Reorganization,” please highlight the statement that the Reorganization may result in the recognition of income, gain, or loss for federal income tax purposes by the Acquired Fund and its shareholders. Please explain supplementally why the Reorganization will not qualify as a “reorganization” under Section 368 of Code.

Response — The Trust has made the requested change.

The Trust has determined that the Reorganization will not qualify as a “reorganization” under Section 368 of the Code because one of the requirements for a tax-free “reorganization” is that the Acquiring Fund must acquire “substantially all” of the assets of the Acquired Fund. For these purposes, “substantially all” means at least 90% of the net assets and at least 70% of the gross assets of the Acquired Fund, measured as of the time the Reorganization was initially planned. In the case of this Reorganization, affiliated investors holding significant portions of the outstanding shares of the Acquired Fund, Alpha Opportunities Fund, are redeeming their shares after the time the Reorganization was initially planned but before the closing of the Reorganization. As a result, the Acquired Fund assets being acquired by the Acquiring Fund will not satisfy the “substantially all” requirement.

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17.        Comment — In the bullet points following the second paragraph under “Further Information on the Reorganization,” please add a bullet point disclosing in plain English the possible tax consequences to Acquired Fund shareholders resulting from the Reorganization.

Response — The Trust believes that the level of the current disclosure in this section regarding the tax consequences of the Reorganization is sufficient and appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

18.        Comment — Under “Further Information on the Reorganization,” please disclose the approximate brokerage commissions and capital gains that the Trust expects to incur as a result of sales of portfolio securities, expressed as both a dollar amount and the effect on the Acquired Fund’s NAV.

Response — The Trust has made the requested change.

19.        Comment — Under “Additional Terms of the Agreement and Plan of Reorganization — Expenses of the Reorganization,” please disclose the impact of the estimated Reorganization expenses on the Acquired Fund’s NAV.

Response — The Trust has made the requested change.

20.        Comment — Under “Capitalization” please consider restating the pro forma financial information to account for the anticipated $1.2 billion in net assets that may be redeemed prior to or concurrently with the Reorganization.

Response — The pro forma financial information provided in the Capitalization table is intended to provide investors with information about the impact of the Reorganization by showing how it might have affected the Funds’ capitalization if the transaction had occurred at an earlier time. The pro forma information in the table was calculated based on the Acquiring Fund’s audited financial statements for the fiscal year ended August 31, 2016, as disclosed in the first paragraph under “Capitalization”: “The following table sets forth the capitalization of each Fund as of August 31, 2016, and the pro forma combined capitalization of the Acquiring Fund as if the proposed Reorganization had occurred on September 1, 2015.” (emphasis added)

Accordingly, the Trust respectfully declines to make any changes in response to this comment.

21.        Comment — Under “Information Concerning the Meeting” please disclose, if applicable, that a third-party solicitation firm has been retained to assist in soliciting proxies. If such a firm has been retained, please disclose the amount of fees being paid to the firm.

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Response — As the Trust has not retained a third-party solicitation firm in connection with the Reorganization, the Trust does not believe that any changes are necessary in response to this comment.

22.        Comment — In the form of proxy card, please highlight the following disclosure, “As to any other matter, the proxy or proxies will vote in accordance with their best judgment.”

Response — The Trust has made the requested change.

*           *          *

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (212) 536-4816.

Sincerely,

/s/ George P. Attisano

George P. Attisano

cc:	Thomas Dee, Assistant Secretary of the Trust